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                            GROHE AKTIENGESELLSCHAFT

                       CODE OF ETHICS FOR SENIOR OFFICERS

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I. SCOPE AND PURPOSE

The ethical and professional conduct of officers and employees with responsibility for financial management and reporting functions is essential to ensure a fair, full, and timely disclosure of financial information. In order to promote ethical and professional conduct and to deter any wrongdoing GROHE Aktiengesellschaft (the "Company") requires its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and the Principal Controlling Officer ("Senior Officers") to comply with this Code of Ethics. This Code of Ethics will be furnished to all officers and employees to which this Code applies by the Head of Corporate Audit.


II. PRINCIPLES

Each Senior Officer must act with honesty and integrity in good faith and maintain a high standard of ethical and professional conduct at all times. In particular, the Company expects each Senior Officer to:

o avoid any conflict of interests. A conflict of interest exists when a person's personal interest interferes in any way, or even potentially appears to interfere, with professional interests.

o comply with all applicable governmental laws, rules and regulations and with all Company guidelines and procedures.

o promote ethical behavior by all employees including in particular those employees involved in financial reporting and in producing and disseminating other public communications.

o provide fair, full, and timely information in financial and other reports that the Company makes public and/or submits to government authorities or other regulatory bodies. Senior Officers without a direct responsibility for such reports shall inform the responsible officers about all facts relevant to and necessary for such reports on a timely and accurate basis. The Company seeks to provide disclosure that is not only in compliance with rules and regulations but that is also meaningful to the public and any investors in the Company. All Senior Officers shall promote this objective.

o retain all Company records as required by applicable laws and regulations and Company guidelines.

o respect the confidentiality of information acquired in the course of employment except where disclosure is approved by the Company or disclosure is otherwise legally required. Confidential information is not to be used in any way for personal advantage.

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                                                                    Exhibit 11.1



III. ACCOUNTABILITY FOR VIOLATIONS AND REPORTING OF VIOLATIONS

Each Senior Officer is personally responsible that her or his professional conduct adheres to this Code of Ethics. In case of violations of the Code of Ethics, the Company will take disciplinary action in accordance with applicable laws and regulations and Company policies.

The management board designates the Head of Corporate Audit as compliance officer responsible for administering compliance with the Code of Ethics. Any employee who becomes aware of potential or actual violations of this Code of Ethics shall inform the Head of Corporate Audit promptly. Such report may be submitted confidentially and anonymously.


IV. CHANGES AND WAIVERS

Any request for waivers from this Code of Ethics shall be directed to the Head of Corporate Audit. All waivers must be approved by the management board of the Company. Changes to this Code of Ethics may be adopted only by the management board of the Company. Any waivers from or changes of this Code of Ethics must be publicly disclosed as required by applicable laws and regulations.